AVIDBANK HOLDINGS, INC.

1732 North First Street, 6th Floor

San Jose, CA 95112

August 6, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	AVIDBANK HOLDINGS, INC.

Registration Statement on Form S-1 (File No. 333-288743) (the “Registration Statement”)

Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Avidbank Holdings, Inc. hereby respectfully requests that the effectiveness of the above-captioned Registration Statement on Form S-1, be accelerated to 4:30 p.m., Eastern Time, on August 7, 2025, or as soon thereafter as practicable.

Please contact Craig Miller at (415) 291-7415 or Veronica Lah at (310) 312-4130 of Manatt, Phelps & Phillips, LLP with any questions and please notify the listed as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request. We appreciate your assistance and cooperation in this matter.

Sincerely,

AVIDBANK HOLDINGS, INC.

By:	/s/ Patrick Oakes
Name:	Patrick Oakes
Title:	Executive Vice President and Chief Financial Officer

cc:	Manatt, Phelps & Phillips, LLP